UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                                  EZ TALK, INC.
          ------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

         Florida                                        65-0867538
------------------------------------        ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification no.)
incorporation or organization)

222 Lakeview Avenue, Suite 160-217
West Palm Beach, FL                                      33401
-----------------------------------------       --------------------------
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number: (561) 832-5699

Securities to be registered under Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered            Each class to be registered

         None                                    None
-----------------------------------     --------------------------------
Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
            --------------------------------------------------------
                                (Title of class)

                        Copies of Communications Sent to:
                               Donald F. Mintmire
                              Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                    Tel: (561) 832-5696 - Fax: (561) 659-5371

Part I

Item 1. Description of Business.

     (a) Business Development.

     EZ Talk, Inc. (hereinafter referred to as the "Company" or "EZT") was organized under the laws of the State of Florida on June 10, 1998. The Company was organized by A. Rene Dervaes, Jr., (hereinafter "Dervaes"), the President and director of the Company, for the purpose of engaging in the business of selling/marketing a universal, hands-free mobile speaker for mobile phones. In this regard, the Company retained the services of Ms. Johanna Bonnier, (hereinafter "Bonnier"). It is anticipated that the Company will benefit from the synergy expected to result from the combination of the specialized working experience and expertise of Dervaes and Bonnier's marketing and sales experience. The Company's executive offices are presently located at 222 Lakeview Avenue, Suite 160, West Palm Beach, 33401-6145.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act").

     The Company generally has been inactive, having conducted no business operations except organizational and fund raising activities since its inception. EZT received gross proceeds in the amount of $60,000 from the sale of 1,050,000 shares of common stock, $.0001 par value per share (the "Common
Stock"), in two(2) offerings conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504"). These offerings were made in the State of New York and Florida. The Company undertook its first offering of shares of Common Stock pursuant to Rule 504 on June 15, 1998 and its second offering of shares of Common Stock pursuant to Rule 504 on September 15, 1998. A Confidential Offering Circular was used in connection with these offerings, a summary of the business plan of the Company was included with each Offering Circular. Neither Florida nor New York required a disclosure document under the terms of the exemption under which these offerings were made.

     There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements.

     The Company intends to offer additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. (See Part I, Item 1. "Description of Business - (b) Business of Issuer.")

     See (b) "Business of Issuer" immediately below for a description of the Company's proposed business. As of the date hereof, the Company has no temporary staff or clients for placement of the Company's product and services.

     (b) Business of Issuer.

General

     Since its inception, the Company has conducted no business operations except for organizational activities and an offering of Common Stock pursuant to which it has received gross offering proceeds in the amount of $60,000. Further, the Company has had no employees since its organization. It is anticipated that the Company's sole executive officer and director, will receive a reasonable salary for services as the sole executive officer at such time as the Company commences business operations. (See Part I, Item 6. "Executive Compensation.") This individual will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5.
"Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.") The Company proposes to engage in the business of selling and marketing a hands-free mobile speaker for portable phones.

     The following discussion of the portable phone accessory market, as it relates to the Company's medium and long term business objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence operations as a product marketer and, in addition thereto, is able to generate sufficient profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue in business and/or fund the anticipated growth, assuming EZT's proposed business is successful. There can be no assurance such financing can be obtained or that the Company's proposed business will be successful.

     Dervaes decided to pursue the distribution and sale of a hands-free speaker for portable phone business via the Company because of the belief that his many years of business experience, when combined with Bonnier's experience in the marketing and sales of consumer products, will allow them to develop a successful marketing and distribution company which will have the advantages of, among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company. The time required to be devoted by Dervaes and Bonnier, to manage the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. This time commitment is expected to increase at such time, if ever, as EZT obtains sufficient funding with which to commence the search for a corporate headquarters. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors.")

     The Company will be dependent upon management and their marketing expertise, to develop a client base which may purchase their product. Dervaes and Bonnier have extensive experience in international marketing as well as finance. The Company plans to use to its advantage Dervaes' international reputation and Bonnier's expertise in designing marketing and sales strategies for consumer products. Nevertheless, while both Dervaes and Bonnier have been successful in the past, there can be no assurance that they will be successful in building the client base necessary for the successful operation of the Company. (See Part I, Item 1. "Description of Business" (b) "Business of Issuer
- Risk Factors", "Dependence on Management.")

     The Company intends to sell and distribute a hands-free mobile speaker phone technology, initially in the Palm Beach County, Florida area, then enlarging to the entire State of Florida and thereafter in selected areas world-wide.

     In its initial phase, the Company will operate out of the facility provided by Dervaes. Dervaes and Bonnier will then design a marketing and sales plan to find clients for the Company's product. In the event the Company requires additional capital during this phase, Dervaes has committed to fund the operation until such time as additional capital is available.

     Due to the limited capital available to the Company, the principal risks during this phase are that the Company is solely dependent upon Dervaes' and Bonnier's efforts and that the Company will not be able to establish a sufficiently large and profitable client base to establish the company's business. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors", "Dependence on Management")

     In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet its initial expansion goals and operating costs for a period of six (6) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of six(6) to nine (9) months.

     Even if the Company is successful at raising this additional money, there can be no assurance that the implementation of the expansion of the initial plan will increase the number of potential clients. By expanding, the Company may face unforeseen costs associated with entry into the portable phone accessories market. The Company still will be largely dependent upon Dervaes and Bonnier to find suitable clients on a profitable and timely basis. Additionally, Dervaes and Bonnier may have a conflict between the time demands of an expanding business and the time requirements of their existing employment positions. Although the Company believes $100,000 is sufficient to cover operations for the projected period, there can be no assurance that such funding can cover the additional risks associated with expansion. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer Risk Factors", "Conflict of Interest.")

     If the Company is able to generate enough revenue during the initial phase to support the business in Palm Beach County, in the medium term, the Company plans to expand its distribution to one (1) additional geographic center each quarter until such time as it has four (4) geographic marketing centers. The Company intends to open the first expansion territory outside of Palm Beach, County and in the Northeastern United States, with New York City, specifically, as the base city in this Northeastern geographic territory since Bonnier is familiar with the business environment there. The Company anticipates that it will require an additional $125,000 to fund one (1) year of operations at this second location, acquisition of office space, equipment and wages for clerical staff. The Company also believes that Dervaes will be capable of managing the Palm Beach County operation at this time, while Bonnier will oversee New York City. If the Company is not successful in raising additional funds, the Company believes that it will not be able to operate a second location without creating a financial drain on the first location. Even if it is successful, there can be no assurance that the Company will achieve any acceptance in the Palm Beach County marketplace and may not establish a sufficient client base to make the venture viable.

     During the first quarter in which the New York City office is operating, the Company intends to seek funding through an additional Rule 506 offering, seeking an additional $300,000. Such funds will be utilized to open a third and fourth geographic territory during the following two quarters. While office space, clerical help, equipment costs and operations for a one (1) year period are not anticipated to exceed $100,000, the Company believes that both Mr. Dervaes and Ms. Bonnier should be placed on an annual salary and that advertising and promotional costs must be increased in order to increase the accessability to a broader range of potential clients. Also, in order to be competitive with other portable phone accessory provider companies, the Company must implement an employee benefit program. The Company plans to open its third office in Los Angeles, California, since it is the Company's belief that this geographic territory will provide it very high company recognition in addition to the Company's belief that this area may have the greatest concentration of population and portable phone usage in the entire United States. The Company believes that by covering these geographic territories, that it will have access to a broader range of potential clients. Further, it believes that operations in the above mentioned geographic territories will lead to economies of scale which will increase the potential profitability of the Company. Specific financial areas in which the Company believes it will have the benefit of the greatest economies of scale are advertising and expenses in addition to the availability of a larger portable phone usage market which may lead directly to a higher dollar volume of portable phone accessory product sales.

     The principal risks of these expanded operations would be unforeseen costs associated with entry into the expanded market, increased costs associated with a larger geographic area of coverage, and additional clerical employee related claims associated with a larger support staff, inability to establish a presence in the expanded market place, increased competition and increased risk associated with the lapse between sales and the receipt of the stream of cash flows related to each sale. Should the Company incur any large liabilities because of its operations, which risk increases as the Company's geographic coverage expands, such liabilities could have a substantially detrimental effect upon the Company's financial condition. Further, should the Company be unable to secure the financing required for the additional expansion, the anticipated revenues from a reduced operation, while potentially able to meet the operating needs of the Company, would impede the likelihood of incremental revenue increases necessary for the long term financial success of the Company. (See
Part I, Item 1. "Description of Business - (b) Business of Issuer - Risk Factors", "Lack of Working Capital Funding Source.")

     The Company plans to monitor closely its medium term operations for approximately one (1) year. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - "Business Strategy.") If it has been successful in securing the necessary financing and if each geographic territory is capable of sustaining itself, the Company intends to seek additional financing through the offering of additional equity securities pursuant to Rule 506, conventional bank financing, small business administration financing, venture capital or the private placement of corporate debt for a total of approximately $1,000,000. There can be no assurance that any of these financing sources will be available to the Company. If the Company plan to seek additional financing is successful, the Company intends to open additional offices which compliment the Southern Florida, Northeastern and Far West operations, beginning in the Midwest and, then expanding into the Southeast. In addition, the Company foresees the need to add a marketing manager to oversee these additional operations. The Company believes that such expansion will achieve similar economies of scale as those which are anticipated by the Palm Beach County and Northeastern expansion. Further, the Company believes that such expansion will place the Company in a position to be a major force in the portable phone accessory product market. If such further expansion is implemented, Dervaes and Bonnier believe that they will be able to oversee the operation with the addition of a marketing manager.

     The Company has not sought, as of yet, any debt financing since it believes that any qualified venture capital firm will not loan any funds to the Company until such time as it is fully reporting and has completed at least two years of profitable operations. Once it has met their criteria, the Company intends to seek out funds from licensed venture capital firms and to negotiate terms which will fit the financial capabilities of the Company. Since the Company does not intend to seek debt financing until such time as it has several locations operating successfully, it believes that it can negotiate appropriate placement and repayment terms for such borrowing. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the expanded operations. However, in the event the Company did receive debt financing and in the event the Company is not successful in sustaining operations or meeting such debt and defaulted in its payments on the debt, then such debt financing would result in foreclosure upon the Company's assets to the detriment of its shareholders.

     Although the Company is authorized to borrow funds, as discussed, it does not intend to do so until such time as it has been operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's promoters(if any), management (except as reasonable salaries, benefits and out of pocket expenses) or their respective affiliates or associates, if any. The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest. Existing conflict of interest provisions are set forth in the Articles of Incorporation for the Company. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company.

     There  are  no   arrangements,   agreements   or   understandings   between
non-management   shareholders   and   management   under  which   non-management
shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

     In the event the Company is successful in securing the additional financing for its long term expansion, it plans to seek acquisitions of qualified companies which the Company believes will compliment its overall strategy inside and outside of the State of Florida. The Company will seek acquisitions of related companies and expand its operations to eventually encompass the entire United States. At such time as the Company enters the portable phone accessory product market outside the State of Florida, the Company will be required to comply with applicable state regulations regarding such entities. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Industry
Regulations - ;and (b) "Business of Issuer - Risk Factors", Governmental Regulation and Litigation")

     Such increased expansion may increase greatly the risks associated with the Company's operations. The Company will continue to be dependent upon obtaining a sufficient client base which may support a high volume of cellular phone
accessory  product  sales.   Increased   operations  and  expansion  into  other
geographic areas expose the Company to the potential of unfavorable interpretation of government regulations. In addition, the larger the geographic market, the greater the chance of increased support staff costs. Furthermore, expansion will expose the Company to competition from larger and more established portable phone accessory type firms, many of whom have greater resources than the Company. The Company anticipates that revenues from such expanded operations may result in greater revenue fluctuations as a result of seasonal variations in consumer consumption patterns and the Company's support staffing needs. Also, the Company will be required to pay wages to a larger support staff while still experiencing possible delays in direct payments received from time payment receivables. In addition, with expansion and implementation of an employee benefit plan which is necessary in order to be competitive for qualified employees, in the event such plan were to be disallowed, loss of qualified status could have an adverse effect upon the Company. Finally, as a larger Company, it could face possible adverse effects from fluctuations in the general economy and business of its clients. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors", "Competition", "Sensitivity to Interest Rates.")

     Another avenue available to the Company to aid its ability to expand is to seek a reverse merger with a larger, public company. While the Company has no present intention to seek such a merger, in the event that an appropriate vehicle were to become known to the Company, the Board of EZT would evaluate the relative risks and merits of such a merger to the overall plans for the Company. The Company may also seek to expand by acquisitions of unrelated companies which engage in related services such as consumer electronic manufacturers and distributors, cellular phone accessories manufacturers and distributors as well as other related companies.

     As a reporting  company,  the Company is required to file quarterly reports on Form 10-QSB and annually on Form 10-KSB and in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be pertinent to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.


Business Strategy

     The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan (of which there is no assurance), is to acquire the rights to sell, under its own private label or under the label of a manufacturer, a hands-free mobile speaker for portable phones. The Company's primary revenues will be based upon its ability to market and distribute the aforementioned product. The Company's secondary revenue source will be based upon the income earned from the interest charged to purchasers who are directly financed by the Company. The Company's revenues are dependent upon: (i) its ability to acquire the rights to market and distribute a hands-free mobile speaker for portable phones(of which there is no assurance);
(ii) on the number of clients which purchase its product, (iii) the contracts it chooses to finance; (iv) the percentage of non-performing receivables and the Company's ability to sell these receivables to public and/or private investors.

     The Company, where possible, will re-sell in the secondary market via a public and/or private offering or through the sale to a public and/or private institution or individual buyer, its receivables in order to make available otherwise committed capital. This reselling of receivables will enable the Company to re-use its cash which it will re-commit to finance the purchase of additional product and to replenish its working capital.

     The Company's primary direct costs will be (i) salaries to Dervaes and Bonnier(payroll cost), (ii) marketing and sales related costs, (iii) employment related taxes and (iv) health benefits. (See Part I, Item 1, "Description of Business,") Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Florida unemployment tax rates are effected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage, vision care, disability insurance and employee assistance plans.

     The Company's gross profit margin will be determined in part by its ability to minimize and control operating costs; to minimize the discounts provided to prospective bulk purchasers as an incentive to purchase the Company's product; and, how successful the Company will be in re-selling its receivables to public and/or private investors. The Company will attempt to minimize the discounts it provides to bulk purchasers; however, it will not have many direct costs over which it can minimize much further with the exception of marketing and sales related costs.

     The Company's objective is to become a dominant market leader in the sales of hands-free portable phone speaker systems, beginning in Palm Beach County, Florida,(the Southeastern United States), expanding to New York City (the Northeastern United States), and then to Los Angeles(Far West United States) and, eventually throughout the entire United States, thereafter into selected geographical territories world-wide. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) provide a comprehensive hands-free portable phone speaker packages with associated financing programs to both individuals and bulk purchasers and, (ii) focus initially on Palm Beach County (the Southeastern) and New York City(Northeastern) United States markets which have high growth opportunities.

     Management expects, in the event EZT achieves commercial success initially, to increase the Company's market penetration through aggressive expansion and, thereafter, through selected acquisitions. Such acquisitions could include other cellular phone accessory distributors and suppliers and/or the forming of joint venture/co-marketing agreement. Management believes that in the current market, expansion into markets beyond the State of Florida and the Southeastern United States could be especially attractive because it is believed that the internal structuring of a successful operation in Florida and the Southeastern United States can be replicated in other selected geographic areas with high growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that EZT, even if it is successful in establishing a presence in its targeted markets, will be able to profitably penetrate these additional geographic territories.

Proposed Company Staffing and Services

     Under Dervaes and Bonnier's direction, the Company plans to offer an attractive hands-free portable phone speaker package with associated financing programs to both individuals and bulk purchasers. It is anticipated, and subject to the availability of additional funding, that the Company will employ a marketing manager, additional clerical support and an accountant as its business and geographical territories expand.

     The Company believes that its initial success will be due in part to the reputation of Dervaes and the marketing expertise of Bonnier. They will visit clients and prospective clients on a regular schedule to allow for the necessary lead time to permit the development of strong client relationships and sales. To insure client satisfaction, Dervaes and Bonnier will pursue a pro-active approach with prospective and existing clients. This pro-active approach will include the providing of customized marketing information illustrating the Company's product and various financing program alternatives which may be used to close a sale with a customer.

     Management is unable at this time to forecast with any degree of certainty the acceptance of the Company's product and financing programs or the expenses of doing business; however, EZT intends to market its programs competitively in the Company's target markets.

Sales and Marketing

     The Company plans to market its cellular phone hands-free speaker products through a combination of marketing channels including direct sales, franchises and strategic alliances. The Company believes that this multi-channel approach will allow the Company to quickly access a large consumer base, develop regional awareness in the market and ultimately lead to becoming a market leader. Of the three marketing channels intended to be employed by the Company, direct sales is widely recognized as the most common in the industry due to the nature of the consuming public; furthermore, strategic alliances have often been used to provide strong brand name recognition. Franchising is an alternative means whereby the Company can further expand its revenue stream not only in obtaining additional outlets for its products but also by the receipt of franchise revenues. In addition, another benefit to franchising has been the ability to provide further recognition of a company's brand-name in the marketplace by consumers. However, there can be no assurance that any of these techniques will be used or that they will prove to be successful. The Company intends to compete, assuming that it is successful in obtaining sufficient financing, with other companies in its target markets who are currently providing cellular phone accessory product and financing programs.

     The Company anticipates that its initial marketing efforts will be in the area of direct sales. Good quality presentations and professional follow-up with the clients will be essential to the Company's success. Initially, both Dervaes and Bonnier will secure the Company's client base. However, the Company anticipates that it will retain qualified sales personnel either as employees and/or as independent contractors to establish new customer accounts. The Company believes that by employing qualified independent contractors and commission based compensated sales personnel it will be able to penetrate additional markets at minimal costs. This commission based compensation program will also reduce overhead costs to the Company.

     The Company's ability to obtain the right to sell a cellular phone hands-free speaker product and, eventually its sales force is, of course dependent upon management's ability to obtain necessary financing, of which there can be no assurance. Assuming the availability of adequate funding, EZT intends to stay abreast of changes in the marketplace by ensuring that it remain in the field where clients and competitors can be observed firsthand. EZT does not anticipate obtaining long-term written contracts with clients since such contracts are not common in the sale of consumer products on an individual basis; however, management believes that it will be able to obtain medium term distribution contracts for periods of 2 to 5 years with independent distributors located in strategic geographic territories.

     The Company will attempt to maintain geographic diversity within its territorial distribution in order to decrease its exposure to downturns or volatility in any particular distribution area. As part of this territorial selection strategy, the Company intends to offer its products in those areas which have a high percentage of cellular phone users per capita as well as a sufficiently large cellular phone usage population base.

Competition

     Many large manufacturers and distributors of cellular phone accessory equipment, some of which have substantially greater financial resources than EZT, will compete with EZT's portable phone hands-free speaker systems equipment. EZT will attempt to focus on specific specialized fields within the marketplace that require sophisticated technology and support services. EZT plans to compete principally on the basis of product quality and service.

     There are numerous manufacturers of cellular phone accessories that supply their equipment to United States government agencies and friendly foreign governments. There is substantial competition within the market and the Company is not a major competitor. Due to fixed-price contracts and pre-defined contract specifications prevalent within this market, the Company competes primarily on the basis of its ability to provide state-of-the-art solutions in this technologically demanding marketplace while maintaining its competitive pricing.

Industry Regulation

Environment

     The Company engages in activities to comply with various federal, state and local laws and regulations involving the protection of the environment. Compliance with such laws and regulations does not currently have a significant effect on the Company's capital expenditures, earnings, or competitive position. In addition, the Company has no knowledge of any environmental condition that might individually or in the aggregate have a material adverse effect on the Company's financial condition.

Regulation

     The Company is not directly regulated by any governmental agency in the United States. However, most of the telecommunications industry generally, are subject to regulation by the Federal Communications Commission (the "FCC"). The FCC controls the allocation of transmission frequencies and the performance characteristics of cellular phone products. As a result of these controls, EZT's hands-free speaker design specifications must be conformed on an ongoing basis to meet FCC requirements. The Company believes that this regulation will not adversely effect EZT's operations.

     Outside of the United States, where EZT believes may exist a substantial amount of future business, many of EZT's customers are government owned and operated entities, where changes in government economic policy and communications regulation may be expected to affect in the future, EZT's non-U.S. business. However, the effect of regulation in countries other than the U.S., in which EZT does not conduct business, will not be detrimental to EZT's operations.

     As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Seasonality

     Due to variability of shipments under large contracts, consumer's seasonal buying patterns , potential variations in the Company's product mix and the profitability of individual orders, the Company can experience wide quarterly fluctuations in net sales and income. Consequently, the Company believes it is more meaningful to focus on annual rather than interim results.

Employees and Consultants

     The Company has had no employees since its organization. In addition, Dervaes and Bonnier, have served in their positions without compensation through the date hereof. Dervaes was compensated, in the form of company common stock for specialized services, including the organization of the company. Bonnier was compensated, in the form of company common stock, for specialized services relating to the formation of the Company and for consulting services.

     The Company will be dependent upon Dervaes and Bonnier to develop the client base to buy the Company's product. Dervaes has many years of international experience as a designer of exclusive consumer products. and was the co-founder and then Chairman of the A.R. Dervaes Company, Inc. from 1961 to 1982, a 125 employee manufacturer and supplier of equipment to heavy industry. For the past six (6) years Dervaes has served as the CEO and Chairman of Secured Retirement International, Inc., specializing in the design and marketing of proprietary mutual funds. The Company plans to use to its advantage Dervaes' reputation and extensive business experience. Nevertheless, while Dervaes has been successful in the past, there can be no assurance that he will be successful in building the client base and client solicitation program necessary for the successful operation of the Company.

     In addition, the Company plans to use to its advantage the marketing and sales experience of Ms. Bonnier who has been in charge of the U.S. marketing and sales for a New York based French cosmetics company.


Facilities

     The Company maintains its office at 222 Lakeview Avenue, Suite 160, West Palm Beach, Florida 33401. Its telephone number is (561) 832-5699. The Company anticipates that it will have continued use of this location on a rent-free basis for the foreseeable future and that this arrangement will be adequate for the Company's needs while it is in the development stage. Assuming that EZT obtains the necessary additional financing and is successful in implementing its business plan, no assurance of which can be made, the Company will require its own offices in Palm Beach County. In such event, management believes that EZT would be able to locate adequate facilities at reasonable rental rates in Palm Beach County, suitable for its future needs.


Risk Factors

     Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

1. Development Stage Company. EZT was only recently organized on June 10, 1998, and accordingly, is in the early form of development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on establishing a meaningful client base. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for the Company to find a niche in the cellular phone accessories market. There are numerous competitors in Palm Beach County, Florida, New York, New York and nationwide, several of which are large public companies, which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since its inception, most of the time and resources of EZT's management have been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business of selling cellular phone accessories is dependent upon attaining a large volume of sales which are not expected for the foreseeable future, and/or additional financing to enable the Company to continue in operation. There is no assurance that EZT will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See Part I, Item 1. "Description of Business.")

3. Minimal Assets, Working Capital and Net Worth. As of February 28, 1999, the Company's total assets in the amount of $58,242, consisted, principally, of paid-in capital of $59,895 less accrued expenses. As a result of its minimal assets, as of February 28, 1999, the Company has very minimal net worth presently. Further, EZT's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 1,000,000 shares of the Company's Common Stock: 850,000 to Mr. A. Rene Dervaes, President and director of EZT, in consideration and exchange therefore for services in connection with the organization of EZT performed for the Company, and 150,000 to Ms. Johanna Bonnier, Secretary and Treasurer, for consulting services rendered in connection with the organization of the Company. During June, 1998, the Company issued and sold an aggregate of 500,000 shares of Common Stock for cash consideration totaling $5,000. During July, 1998, the Company issued and sold an aggregate of 500,000 shares of Common Stock for cash consideration totaling $5,000. In September 1998, the Company issued and sold an aggregate of 50,000 shares of Common Stock for cash consideration totaling $50,000.(See Part II. Item 10. "Recent Sales of Unregistered Securities.")

Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business")

4. Need for Additional Capital: Going Concern Qualification Expressed by Auditor. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of six (6)to nine(9)months from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. EZT's independent certified public accountant has expressed this as a "going concern" qualification to the opinion of Durland and Company, CPAs P.A. on the Company's financial statements. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, EZT may incur significantunanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources, its lack of an existing contract to sell cellular phone hands free speakers and its lack of clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business, i.e. cellular phone accessory sales. EZT has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

5. Dependence on Management: Lack of Experience in Cellular Phone Accessory Sales. The possible success of the Company is expected to be largely dependent on the continued services of Dervaes and Bonnier. Virtually all decisions concerning the clients to contact, the type of financing programs to design and direct marketing material to disseminate and the establishment of a client profile database by the Company will be made or significantly influenced by Dervaes and Bonnier. They are presently serving as managers of other companies and are required to devote a significant amount of time to the conduct of their present positions. Dervaes and Bonnier are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers of EZT. The loss of the services of either Dervaes or Bonnier would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the lives of Dervaes or Bonnier, and has no employment contract or other agreement with them.

6. No Existing Product or Customer Base. The Company was only recently organized. While EZT intends to engage in the sale of a hands free cellular phone speaker product, the Company currently has not obtained the right to sell and distribute, under its own label and/or under a manufacturer's label, a hands free cellular phone speaker product. Furthermore, the Company presently has no customers. In addition, the very limited funding currently available to the Company will not permit it to commence business operations in the cellular phone accessory market except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for EZT to continue in business after the expiration of the next six(6)to nine(9)months, will be available. The Company has no customers presently and there can be no assurance that it will be successful in obtaining customers in its initial prospective marketing area encompassing Palm Beach County and the Southeastern United States. EZT does not anticipate establishing any substantial long-term contracts with any distributors; thus, management believes that the Company must, in order to survive, obtain the loyalty of a large volume of purchasers. The Company could be expected to experience substantial difficulty in attracting the high volume of customers in the prospective target market which would enable EZT to achieve commercial viability. The Company will be dependent upon Dervaes and Bonnier, who combined have more that 40 years of experience in sales and finance to consumers. (See
Part I, Item 1. "Description of Business," (b) "Business of Issuer - Business Strategy; and - Sales and Marketing.")

7. High Risks and Unforeseen Costs Associated with EZT's Entry into the Cellular Phone Accessory Products Market. There can be no assurance that the costs for the establishment of a client base or for the obtaining of a substantial volume of product sales to consumers by EZT will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by EZT without development of a commercially viable cellular phone accessory product business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in client confidence has in the past had, and could be expected in the future to have, an adverse affect on client willingness to purchase hands free portable phone speakers which could, in turn, adversely affect the Company's business. Additionally, competitive pressures and changes in client mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that EZT will be capable of establishing itself in a commercially viable position in the local, regional and national marketplace. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer", and "Seasonality.")

8. Conflict of Interest. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's executive officers and directors in other business entities and transactions. Dervaes and Bonnier, are actively employed by other businesses, which will divide their time and effort between the Company and their existing employment. Accordingly, Dervaes and Bonnier may become subject to direct conflicts of interest and the corporate opportunities doctrine with respect to business opportunities in the cellular phone accessory product business which come to their attention. The Company's Articles of Incorporation provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to the Company. Nevertheless, it would still be possible for the Board of Directors of the Company, by a vote of a sufficient number of disinterested directors, to authorize, approve or ratify such a contract or transaction with Dervaes and/or Bonnier's existing employers or any other affiliate even if the terms were unfair to the Company and unreasonable.

Because of the existing and/or potential future associations of the Company's executive officers and directors in various capacities with other firms involved in a range of business activities and because of the limited or minimal amount of time and effort which is expected to be devoted to the Company by such persons, there are existing and potential conflicts of interest in their acting as executive officers and directors of the Company. None of the executive officers or the directors of the Company will be able to devote a significant amount of time or effort to the business and affairs of the Company because of their simultaneous participation in, employment by and/or commitments to other firms involved in a range of business activities. In addition, all of such persons are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities involved in a variety of businesses which are engaged, or may in the future engage, in various transactions, or compete directly, with the Company. Conflicts of interest and transactions which are not at arm's-length may arise in the future because the Company's executive officers and/or directors are involved in the management of any company which transacts business, or competes directly with, the Company. (See Part I, Item 1. "Description of Business," (b) Business of Issuer - General.")

9. Governmental Regulation and Litigation. The Company's business is subject to federal, state and local regulation and supervision. Such regulation, among other things, requires the Company's potential products to meet certain FCC standards applied to cellular phones and related equipment, fees and other charges related to doing business in the cellular phone industry. Such regulations exist primarily for the benefit of consumers, rather than for the protection of dealers of accessory cellular phone products and could limit the Company's discretion in operating its business. Noncompliance with any applicable statutes or regulations could result in the suspension or revocation of any license at issue, as well as the imposition of civil fines and criminal penalties.(See: "Potential for Unfavorable Interpretation of Government
Regulations" and Part I, Item 1. "Description of Business" (b) "Business of Issuer-Industry Regulation)

10. Ability to Grow. The Company expects to grow through internal growth, by achieving successful sales volumes, granting franchises, distributorships and through acquisitions. The Company plans to expand its business from its current location by entry into other attractive geographic markets. There can be no assurance that the Company will be able to create a market presence, or if such market presence is created, to profitably expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of an increasingly competitive industry. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified personnel.

The Company also plans to expand its business, in part, through acquisitions primarily of independently owned and operated cellular phone accesory product and distributors. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse affect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse affect on the Company's results of operations and financial condition.

Franchise growth poses the additional risk of the inability of the Company to control the quality of services provided by its franchise associates. Moreover, the failure of any franchise associate to pay royalties due to the Company could have a material adverse affect on the Company's financial condition and results of operations (See Part I, Item 1. "Description of Business (b) "Business Strategy.")

At such time as the Company enters into franchise agreements, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the franchisees. Generally, franchisor liability for the acts or inactions of its franchisees are based on agency concepts. The Company intends for its franchise agreements to state that the parties are not agents and that the franchisees control the day-to-day operations of their businesses. Furthermore, it is intended that the franchise agreements will require the franchisees to undertake certain efforts to inform the public that they are not agents of the Company and that they are independently owned and operated. Moreover, the Company will take certain additional steps to insulate its potential liability based on claims from the franchisee's conduct including requiring the franchisees to indemnify the franchiser for such claims and mandating that the franchisees carry certain insurance coverage naming the Company as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against the Company, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

11. Competition. The cellular phone accessory product sales market is highly competitive. The Company's competitors include local, regional and national companies, many of which are larger and have greater financial and marketing resources than the Company. Historically, cellular phone providers supply a wide array of accessory products, many of these cellular phone companies have significantly greater resources than the Company. To the extent that such companies expand their accessory products to include hands-free speaker phone accessories, the Company's financial condition, results of operations or cash flows could be materially and adversely affected.

All of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. The Company expects that there will be significant consolidation in the cellular phone accessory product business, resulting in increased competition from larger national and regional companies. There can be no assurance that the Company will be able to compete effectively against such competitors in the future. (See Part
I. Item 1. "Description of Business," (b) "Business of Issuer-Competition.")

12. Sensitivity to Interest Rates. The Company's revenues will also be derived from the financing income which results from company financed consumer and distributor purchases. These additional revenues are directly related to the interest rate it pays on the funds it borrows and the rate of interest it earns pursuant to the finance contracts it generates related to sales. While the finance contracts that the Company services bear interest at fixed rates, the Company's indebtedness generally bears interest at floating rates. In the event the Company's interest expense increases, the Company would seek to compensate for such increases by raising the interest rates on its new finance contracts. To the extent the Company is unable to do so because of legal limitations or otherwise, the net margins on the Company's finance contracts would decrease, thereby adversely affecting the Company's financial condition, results of operations or cash flows.

13. Business Cycle Exposure. The Company believes that the cellular phone industry and related accessory sales thereto will experience cyclical growth which follows general economic cycles, closely tracking consumer personal consumption patterns. In times of economic downturns which impact consumer personal consumption, the Company believes the cellular phone industry and related accessory sales thereto will experience similar periods of decline and recession as those experienced by the general economy. Cellular phone sales and the sale of related products thereto are greatly influenced by consumer confidence, employment rates, general economic conditions, interest rates, levels of personal discretionary spending and credit availability. There can be no assurance that the cellular phone industry and the sale of accessory products thereto will not experience protracted periods of decline in sales in the future. Any protracted declines will have an adverse negative impact on the Company's financial condition, results of operations and/or cash flows.

14. Lack of Working Capital Funding Source. The Company expects to receive payments on the financed hands-free cellular phone speaker receivables on a timely basis. However, the nature of the market will require that the Company plan for a reserve to be held for non-performing receivables. In the event that such reserve for non-performing receivables increases substantially the Company's working capital will be negatively impacted directly impairing operations. In addition, as new expansion efforts are undertaken in other geographic territories, or as the existing office is expanded, there will be increasing requirements for cash to fund the Company's plans for expansion. The Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

15. Absence of Public Market for Shares. The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Act. There is no public market for the shares of Common Stock and no assurance that one will develop. Of such shares, 1,050,000 thereof are "free-trading" because of their issuance to persons unaffiliated with EZT pursuant to an exemption from registration provided by Rule 504 of Regulation D promulgated under Section 3(b) of the Act and, the balance of 1,000,000 of such shares are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities, for a period of one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restrictions. Resales of the free-trading shares of Common Stock by "affiliates, control persons and/or underwriters" of EZT, as those terms are defined in the Act, will be subject to the volume limitations, described in paragraph (e) of Rule 144. Any transfer or resale of the shares of EZT's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 1,000,000 shares of the Company's Common Stock will be available for resale under Rule 144 commencing on June 10, 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales also might impede future financing by the Company. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

16. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the

Common Stock will be paid by the Company in the foreseeable future.

17. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

18. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

19. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

20. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

21. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

     Since its inception, the Company has conducted minimal business operations except for organizational and capital raising activities. The Company has not realized significant revenues since its inception due to the fact that its executives, Dervaes and Bonnier have been primarily engaged in organizational and promotional activities on behalf of the Company. As a result, from inception (June 10, 1998) through February 28, 1999, the Company had $0.00 revenue. Total Company operations and operating expenses as of February 28, 1999 were $8,743. The Company proposes to engage in the business of manufacturing and sale of cellular phone accessory products.

     Dervaes and Bonnier agreed to develop the business of manufacturing and sale of cellular phone accessory products for the Company for the following, among other, reasons: (i) because of their belief that a public company could exploit its talents, services and business reputation to commercial advantage and (ii) to observe directly whether the perceived advantages of a public company, including, among others, greater ease in raising capital, liquidity of securities holdings and availability of current public information, would translate into greater profitability for a public, as compared to a locally-owned cellular phone accessory products company.

     If the Company is unable to generate sufficient revenue from operations to implement its expansion plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for the next approximately six (6) to nine (9) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for EZT to raise additional funds in the next six(6) months, if only a minimal level of revenue is generated in accordance with management's expectations.

     Dervaes and Bonnier, at least initially, will be solely responsible for developing EZT's cellular phone accessory product business. However, at such time, if ever, as sufficient operating capital becomes available, management expects to employ additional staffing and sales personnel. In addition, the Company expects to continuously engage in market research in order to monitor new market trends, seasonality factors and other critical information deemed relevant to EZT's business.

     In addition, at least initially, the Company intends to operate out of the West Palm Beach office. EZT may in the future establish its own facilities and/or acquire computer equipment if the necessary capital becomes available; however, the Company's financial condition does not permit management to consider the acquisition of office space or equipment at this time.

Financial Condition, Capital Resources and Liquidity

     At February 28, 1999, the Company had assets totaling $58,242 and liabilities of $8743 attributable to accrued legal expenses, organization expenses and professional fees. Since the Company's inception, it has received $60,000 in cash contributed as consideration for the issuance of shares of Common Stock.

     EZT's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 1,000,000 shares of the Company's Common Stock to Mr. A. Rene Dervaes (850,000 shares), President and Director of EZT, for the fair value of services rendered valued at $85.00, and Ms. Johanna Bonnier (150,000 shares), Secretary and Treasurer of EZT, for the fair value of services rendered valued at $15.00. During June, 1998, and July, 1998 the Company issued and sold an aggregate of 1,000,000 shares of Common Stock to New York, Florida and the Country of France residents for cash consideration totaling $10,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, Section 359-(f)(2) of the New York Statutes and Section 517.061(11) of the Florida Code. On or about September 15, 1998, the Company issued and sold 50,000 shares of unrestricted Common Stock to five(5) French nationals for cash consideration totaling $50,000 at $1.00 per share.

     The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, and Section 517.061(11) of the Florida Code. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers" and Part I, Item 7. "Certain Relationships and Related Transactions.")

     The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of an office provided by Dervaes. Dervaes and Bonnier will begin by finding customers for the Company's hands-free portable phone product. To attract products from manufacturers and distributors, Dervaes and Bonnier will place strategic ads in heavily traveled locations so that cellular phone users in cars can see the features and benefits of purchasing a hands-free cellular phone speaker from EZT. The Company will place advertising in local area newspapers in Palm Beach County to directly solicit prospective purchasers. In the event the Company requires additional capital during this phase, Dervaes has committed to fund the operation until such time as additional capital is available. The Company believes that it will require six (6) to nine (9) months in order to determine the market demand potential.

     The ability of the Company to continue as a going concern is dependent upon its ability to obtain the right to distribute and sell a cellular phone hand free speaker product and/or products and clients who will purchase the Company's products. Even if the Company can obtain the rights to a cellular phone hands free speaker product and/or products, there is no assurance that the Company can attract an adequate number of distributors to sell the Company's product. The Company believes that in order to be able to expand its initial operations, it must rent offices in Palm Beach County, hire clerical staff and acquire through purchase or lease computer and office equipment to maintain accurate financial accounting and client data. The Company believes that there is adequate and affordable rental space available in Palm Beach County and sufficiently trained personnel to provide such clerical services at affordable rates. Further, the Company believes that the type of equipment necessary for the operation is readily accessible at competitive rates.

     To implement such plan, also during this initial phase, the Company intends to initiate a selfdirected private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one (1) year. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of four (4) to six(6) months.

 Net Operating Losses

     The Company has net operating loss carry-forwards of $8,643 expiring at February 28, 2019. The company has a $1,700 deferred tax asset resulting from the loss carry-forwards, for which it has established a 100% valuation allowance. Until the Company's current operations begin to produce earnings, it is unclear as to the ability of the Company to utilize such carry-forwards.

Year 2000 Compliance

     The Company is currently in the process of evaluating its information technology for Year 2000 compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance.

Forward-Looking Statements

     This Form 10-SB includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property:

     The Company's offices are located at 222 Lakeview Avenue, Suite 160, West Palm Beach, Florida 33401. Mr. Dervaes is furnishing, at his own expense, the facilities until additional funding is obtained. Its telephone number is (561) 832-5699. The Company owns no real or personal property.


Item 4. Security Ownership of Certain Beneficial Owners and Managers

     The following table sets forth information as of February 28, 1999, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned. Amount Name and Address of Beneficially Percent of

Beneficial Owner                       Owned          Class (1)
    ----------------                   -----          ---------
A. Rene Dervaes, Jr.                  850,000           41.46%
222 Lakeview Ave., Ste.160
West Palm Beach, FL 33401

Johanna Bonnier                       150,000           7.32%
222 Lakeview Ave., Ste. 160
West Palm Beach, FL 33401

All Executive Officers, Directors   1,000,000          48.78%
-------------------
     (1) Based upon 2,050,000 shares of the Company's Common
Stock issued and outstanding as of February 28, 1999.

Item 5. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                         Age                   Position(s) with Company
- ----                       ---                   ------------------------
A. Rene Dervaes, Jr.(2)       61                   President & Director


Johanna Bonnier(2)            27                   Secretary & Treasurer

------------------------
     (2) The above-named person may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Act.


     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Director. Dervaes and Bonnier will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

     Aside from the above officer and director, there are no other persons whose activities will be material to the operations of the Company at this time. Dervaes and Bonnier are the sole "promoters" of the Company as such term is defined under the Act.

Family Relationships

     There are no family relationships between or among the executive officers and director of the Company.

Business Experience

     A. Rene Dervaes has served as the President and Director of the Company since its inception(June 10, 1998).

     Mr Dervaes has served as the President and Director of the Company since its inception on June 10, 1998. As such he acts as the CEO. Mr. Dervaes was the co-founder and then Chairman of the A.R. Dervaes Company, Inc. from 1961 to 1982, a 125 employee manufacturer and supplier of equipment to heavy industry. From 1982 to 1985 he was the President of Khonbu Industries, a designer and nationwide distributor of exclusive consumer products. From 1978 to 1986 he was the Chairman and CEO of Eagle Rock Corporation. From 1986 to 1990 he was the Chairman and CEO of Vantage Industries, an international marketing firm. From 1991 to 1997 he was the Chairman and CEO of Secured Retirement International, Inc., specializing in the design and marketing of proprietary U.S. Treasury and municipal bond mutual funds. Mr. Dervaes also co-invented a unique finance product that pays increasing distributions through a patented method for pooling and distributing bond income.

     Ms.  Johanna  Bonnier has served since the  Company's  inception  (June 10,
1998) as the Company's Secretary and Treasurer.

     Ms. Bonnier has served as the Secretary and Treasurer of the Company since its inception on June 10, 1998. As such she acts as the CFO. Ms. Bonnier graduated from Cap Sante in Paris, France, where she majored in Marketing and Business Science, and has been working in various sales capacities. Since September 1996 Ms. Bonnier has been a sales representative for COSMECO, a French cosmetics company. She left COSMECO in August, 1998 to work as the Marketing and Sales Director for the U.S. operations of DMI, another French cosmetics company. Ms. Bonnier brings valuable marketing and sales knowledge to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Dervaes comprises all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, and has complied with Section 16(a) filing requirements applicable to him during the Company's fiscal year ended February 28, 1998.


Item 6.  Executive Compensation:

     The Company, in consideration for various services performed for the Company, issued to Mr. Rene Dervaes, Jr., the Company's President and Director 850,000 shares of restricted common stock. The Company issued 150,000 shares of restricted common stock to Ms. Johanna Bonnier for various services performed for the Company. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as EZT commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services in the positions of President/Treasurer, Executive Vice President and Secretary respectively, of the Company. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

     The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

     The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

     On June 10, 1998, at inception, the Company issued 850,000 shares of restricted Common Stock to Mr. A. Rene Dervaes, the President and Director of the Company and record and beneficial owner of approximately 41.46% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of EZT performed for the Company by him.

     On June 10, 1998, at inception, the Company issued 150,000 shares of restricted Common Stock to Ms. Johanna Bonnier, the Secretary and Treasurer of the Company and record and beneficial owner of approximately 7.32% of the Company's outstanding Common Stock, in exchange for services for the Company in connection with the organization of EZT.

     At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings contemplated to implement continued expansion, for acquisitions and for properly approved employee compensation at such time as such plan is adopted. (See Part I, Item 1. "Description of Business - (b) Business of Issuer.")

Item 8. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

                                     PART II

Item 9. Market for Common Equity and Related Stockholder Matters.

     No matter was submitted during the Fourth Quarter of the fiscal year ended February 28, 1999, covered by this report to a vote of the Company's shareholders, through the solicitation of proxies or otherwise.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on June 10, 1998.

     (b) Holders.

     As of March 31, 1999, the Company had 36 shareholders of record of its 2,050,000 outstanding shares of Common Stock.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 10.  Recent Sales of Unregistered Securities

     On June 10, 1998, at inception, the Company issued 850,000 shares of restricted Common Stock to Mr. A. Rene Dervaes, the President and Director of the Company and record and beneficial owner of approximately 41.46% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of EZT performed for the Company by him.

     On June 10, 1998, at inception, the Company issued 150,000 shares of restricted Common Stock to Ms. Johanna Bonnier, the Secretary and Treasurer of the Company and record and beneficial owner of approximately 7.32% of the Company's outstanding Common Stock, in exchange for services for the Company in connection with the organization of EZT.

     On or about June 15, 1998, and on or about July 15, 1998 the Company issued and sold 1,000,000 shares of Common Stock to New York, Florida and French residents for cash consideration totaling $10,000 (873,000 shares) to thirty(30) New York residents at $.01 per share, (30,000 shares) to one(1) Florida resident at $.01 per share, and (97,000 shares) to three(3) French residents at $.01 per share).

     On or about September 15, 1998, the Company issued and sold 50,000 shares of unrestricted Common Stock to five(5) French nationals for cash consideration totaling $50,000 at $1.00 per share.

     The facts relied upon the by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

     The facts relied upon to make the New York Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed 40 persons(including offerees who reside outside the State of New York); (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) that at the time of filing no offering had yet been made to any resident of the State of New York, (iv) that the offering is to be made to personal friends, relatives and business associates and other principals of the issuer, (v) these common shares have been issued or sold in reliance of Section 359-f(2) of the New York General Business Law, (vi) each purchaser executed a statement to the effect that the securities purchased have been purchased for their own account and not for the resale to any other persons; (vii) that they have adequate means of providing for their current needs and possible personal contingencies; and (viii) they do not have a need for liquidity of this investment.

     The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of EZT or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under
Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, Dervaes and Bonnier supplied such information and was available for such questioning.

Item 11.  Description of Securities.

     The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company.

Transfer Agent

     The transfer agent and address for the Company:

                          Interwest Transfer Co., Inc.
                           1981 E. Murray Holiday Road
                                    Suite 100
                           Salt Lake City, Utah 84117
                                 (801) 272-9294

Certain Provision of Florida Law.

     Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Amended Articles of Incorporation of the Company specifically state that Section 607.0902 does not apply to control-share acquisitions of shares of the Company.

Item 12.  Indemnification of Directors and Officers.

     Article X of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     (a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     (b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

     (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     (f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

     (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

     The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

Item 13.  Financial Statements.

     The Financial Statements of EZ Talk, Inc., and Notes to Financial Statements together with the Independent Auditor's Report of Durland and Company, CPA's, P.A., required by this Item 13 commence on page F-1 hereof and are incorporated herein by this reference. The Financial Statements filed as part of this Report on Form 10-SB are listed in the Index to Financial Statements below:

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

     Because the Company has been generally inactive since its inception, it has had no independent accountant until the retention in November 1998 of Durland and Company, CPA's, P.A., 340 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland and Company, CPA's, P.A. through the date hereof.


                                    PART F/S

     The Financial Statements of EZT required by Item 310 of Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.



                      INDEX TO AUDITED FINANCIAL STATEMENTS
              For the period from June 10, 1998 (Inception) through
                                February 28, 1999

Independent Auditors' Report..........................F-2

Balance Sheet.........................................F-3

Statement of Operations...............................F-4

Statement of Stockholders' Equity.....................F-5

Statement of Cash Flows...............................F-6

Notes to Financial Statements.........................F-7

                          INDEPENDENT AUDITORS' REPORT


TO:      The Board of Directors
         EZ Talk, Inc.
         Palm Beach, Florida

We have audited the accompanying balance sheet of EZ Talk, Inc., a development stage enterprise, as of February 28, 1999 and the related statement of loss, changes in stockholders' equity and cash flows for the period from June 10, 1998 (Inception) through February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Talk, Inc. as of February 28, 1999 and the results of its operations and its cash flows for the period from June 10, 1998 (Inception) through February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Durland & Company, CPAs, P.A.
Palm Beach, Florida
March 25, 1999
                                       F-2

                                 EZ TALK, INC.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                                February 28, 1999





                                          ASSETS
CURRENT ASSETS
  Cash                                                                  $      58,242
                                                                        -------------
     Total Current Assets                                                      58,242
                                                                        -------------

Total Assets                                                            $      58,242
                                                                        =============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accrued expenses                                                       $       6,885
                                                                        -------------

     Total Current Liabilities                                                  6,885
                                                                        -------------

Total Liabilities                                                               6,885
                                                                        -------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000
    shares; none issued                                                             0
  Common stock, $0.0001 par value, authorized 50,000,000
    shares;  2,050,000 issued and outstanding.                                    205
  Additional paid in capital                                                   59,895
 Deficit accumulated during the development stage                              (8,743)
                                                                        -------------

     Total Stockholders' Equity                                                51,357
                                                                        -------------

Total Liabilities and Stockholders' Equity                              $      58,242
                                                                        =============






        The accompanying notes are an integral part of the financial statements

                                  EZ TALK, INC.
                        (A Development Stage Enterprise)
                             Statement of Operations
       For the Period From June 10, 1998 (Inception) to February 28, 1999


Revenues                                     $           0
                                             -------------

Expenses
  Bank charges                                          43
  Consulting fees                                       55
  Consulting fees - related parties                    100
  Organization expenses                                385
  Professional fees                                  6,500

  Transfer agent fees                                1,660
                                             -------------

    Total expenses                                   8,743
                                             -------------

Net loss                                     $      (8,743)
                                             =============
Net loss per weighted average share, basic   $     (.004)
                                             =============
Weighted average number of shares                1,955,513
                                             =============







     The accompanying notes are an integral part of the financial statements


                                  EZ TALK, INC.
                        (A Development Stage Enterprise)
                             Statement of Changes in
                  Stockholders' Equity For the Period From June
                    10, 1998 (Inception) to February 28, 1999


                                                                                                    Deficit
                                                                                                   Accumulat
                                                                                      Addition         ed            Total
                                                  Number      Preferre      Comm         al        During the     Stockholder
                                                    of           d           on       Paid-in      Developme           s'
                                                  Shares       Stock       Stock      Capital          nt            Equity
                                                                                                     Stage
                                                ----------- ------------ ---------- ------------ --------------  ----------------
BEGINNING BALANCE,
    June 10, 1998 (Inception)                           0   $        0   $      0   $       0    $       0     $           0

    June 10, 1998 - services ($0.0001/sh)       1,000,000            0        100           0            0               100

    June 15, 1998 - cash ($0.01/sh)               500,000            0         50       4,950            0             5,000

   July 15, 1998 - cash ($0.01/sh)                500,000            0         50       4,950            0             5,000

   September 15, 1998 - cash ($1.00/sh)            50,000            0          5      49,995            0            50,000
servicecashsssssssssssssssss ssssss   (


Net loss                                                0            0          0           0       (8,743)           (8,743)
                                                ----------- ------------ ---------- ------------ -------------- ----------------

BALANCE, February 28, 1999                      2,050,000   $        0 $      205   $   59,895   $  (8,743)     $     51,357
                                                =========== ============ ========== ============ ============== ================






     The accompanying notes are an integral part of the financial statements
                                      F-5

                                  EZ TALK, INC.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows
       For the Period From June 10, 1998 (Inception) to February 28, 1999




CASH FLOWS FROM DEVELOPMENT ACTIVITIES:
Net loss                                                     $           (8,743)
Adjustments to reconcile net loss to net cash used for
 development activities
       Stock issued in lieu of cash - related parties                       100
Change in assets and liabilities
       Increase in accrued expenses                                       6,885
                                                             ------------------

Net cash used by development activities                                  (1,758)
                                                             ------------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock                              60,000
                                                             ------------------

Net cash provided by financing activities                                60,000
                                                             ------------------

Net increase in cash                                                     58,242

CASH, beginning of period                                                     0
                                                             ------------------

CASH, end of period                                          $           58,242
                                                             ==================






     The accompanying notes are an integral part of the financial statements
                                      F-6

                                    EZ TALK, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements


(1)  Summary of Significant Accounting Principles

     The Company EZ Talk, Inc. is a Florida chartered development stage corporation which conducts business from its headquarters in Palm Beach, Florida. The Company was incorporated on June 10, 1998.

     The Company has not yet engaged in its expected operations. The Company's future operations will be to market a hands-free speaker system for telephones to various consumer groups. Current activities include raising additional equity and negotiating with potential key personnel and facilities.

     There is no assurance that any benefit will result from such activities.

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the statements of financial condition and operations for the period then ended. Actual results may differ significantly from those estimates.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     b) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. The Company had 2,050,000 shares of common stock issued and outstanding at February 28, 1999. The Company, on June 10, 1998, issued 850,000 shares to its president for the value of services rendered in connection with the organization of the Company. On the same date, the Company issued 150,000 shares to its secretary/treasurer and director for the value of consulting services rendered in connection with the organization of the Company. On June 15, 1998, the Company issued 500,000 shares of common stock at $0.01 per share for $5,000 in cash. On July 15, 1998, the Company issued 500,000 shares of common stock at $0.01 per share for $5,000. On September 15, 1998, the Company issued 50,000 shares of common stock at $1.00 per share for $50,000 in cash.

     The Company has no shares of preferred stock issued and outstanding at February 28, 1999.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carryforwards for income tax purposes of approximately $8,643, expiring at February 28, 2019.

     The amount recorded as deferred tax assets as of February 28, 1999 is $1,700, which represents the amount of tax benefit of the loss carryforward. The Company has established a valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4) Going Concern As shown in the accompanying financial statements, the Company incurred a net loss of $8,743 for the period from June 10, 1998 (Inception) through February 28, 1999. The ability of the Company to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

(5) Related parties During the formation of the Company, the president and director received 850,000 shares and the secretary/treasurer and director received 150,000 shares for consulting services. A complete description is included in Note 2.

     Related party amount for the period ended February 28, 1999 is as follows:



Consulting fees - related parties                     $                 100
                                                      =====================

Item 15. Financial Data Schedules and Exhibits and Reports on Form 8-K

                                Index to Exhibits

Description

3.1 Articles of Incorporation of EZ Talk, Inc. filed June 11, 1998 with an effective date of June 10, 1998 (filed electronically as Exhibit 3(i).1)

3.2  Bylaws of SD Products Corp. (filed electronically as Exhibit 3(ii))

27 Audited Financial Data Schedule from inception, June 10, 1998 through February 28, 1999 fiscal year end


     (a) No Reports on Form 8-K were filed during the last quarter of the fiscal year ended September 30, 1997, covered by this Report on Form 10-SB.

                                  SIGNATURES
                                                              --------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     EZ Talk, Inc.
                                                     (Registrant)


Date:June 9, 1999                        By: /s/ A. Rene Dervaes, Jr.
                                             ---------------------------------
                                             A Rene Dervaes, Jr., President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Date                   Signature                        Title
----                     ---------                      -----

June 9, 1999     By: /s/ A. Rene Dervaes, Jr.           President & Director
                     --------------------------
                        A. Rene Dervaes, Jr.

June 9, 1999     By: /s/ Johanna Bonnier                Secretary and Treasurer
                    ---------------------------
                         Johanna Bonnier